Attorneys at Law

1180 Avenue of the Americas | 8th Floor

New York, New York 10036

Dial: 212.335.0466

Fax: 917.688.4092

info@foleyshechter.com

www.foleyshechter.com

March 13, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Mail Stop 3561

Washington, D.C. 20549

Attn:	Kyle Wiley, Staff Attorney

Re:	Courtside Group, Inc.
Registration Statement on Form S-1
Filed December 27, 2022
File No. 333-269028

Dear Mr. Wiley:

This firm is outside corporate and securities counsel to Courtside Group, Inc. (the “Company”). We are submitting this letter on behalf of the Company in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) issued to the Company in the Staff’s letter, dated January 31, 2023 (the “Letter”), relating to the Company’s Registration Statement on Form S-1 (File No. 333-269028) filed with the Commission on December 27, 2022 (the “Registration Statement”).

The numbered paragraphs below correspond to the numbered comments in the Letter and for convenience the Staff’s comments are included and presented in bold italics directly above the Company’s response. In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Registration Statement accordingly and concurrently herewith is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

{continued on following page}

Registration Statement on Form S-1

Cover Page

1.	We note that you will be a majority owned subsidiary of LiveOne. As such, please prominently disclose that you will be a “controlled company” under Nasdaq rules. Please include appropriate disclosure on the prospectus cover page and in the prospectus summary, provide risk factor disclosure of this status, and disclose the corporate governance exemptions available to a controlled company and whether you intend to utilize them.

The Company respectfully acknowledges the Staff’s comment and has disclosed on the prospectus cover page of Amendment No. 1, as well as included appropriate disclosure in the prospectus summary of and throughout Amendment No. 1, and provided risk factor disclosure of this status in the Risk Factors section of Amendment No. 1 accordingly. The Company has also disclosed in Amendment No. 1 the corporate governance exemptions available to a controlled company under the rules of The Nasdaq Capital Market, and that the Company does not currently intend to rely on such corporate governance exemptions.

2.	Clarify why LiveOne will be distributing only 6.2% of outstanding shares of common stock held by LiveOne on a pro rata basis to holders of record of LiveOne’s common stock.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and on page 16 of Amendment No. 1 accordingly. The Company has further clarified that 8.7% of the outstanding shares of the Company’s common stock is being distributed on a pro rata basis to holders of record of LiveOne’s common stock.

Questions and Answers about the Spin-Out, page 15

3.	Please include a question and answer addressing the rationale for the Bridge Notes financing and explaining the mechanics of the financing, including the planned conversion of the Bridge Notes.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 19 of Amendment No. 1 accordingly.

Why is the separation of our Company structured as a Spin-Out?, page 16

4.	We note your assertion that LiveOne believes that the Distribution of a portion of your common stock and the Direct Listing is the best way to separate your business from LiveOne. Please explain why the Distribution and Direct Listing is the best way to achieve the separation. Disclose the potential detriments associated with this structure and whether any alternative structures were considered.

The Company respectfully acknowledges the Staff’s comment and believes there are two main reasons as to why the Distribution and Direct Listing is the best way to achieve the separation, of which LiveOne and the Company believe is in the best interests of LiveOne’s and the Company’s shareholders. First, after the Direct Listing, LiveOne will continue to maintain a control interest and still benefit from synergies of an audio creator first platform while the Distribution and Direct Listing will provide a vehicle for access by the Company to additional capital and shareholder liquidity for what LiveOne and the Company believe to be an under-valued asset. Second, the Distribution and the Direct Listing provide a mechanism to grant current shareholders of LiveOne a direct shareholder interest in the Company. Despite the positive attributes listed above, potential detriments may include, but are not limited to the following: dilution of LiveOne’s ownership of the Company, dilution of the Company’s ownership among its shareholders and potential tax obligation for the Company’s shareholders. While LiveOne and the Company also considered an underwritten public offering and/or a sale of the Company, the Company and LiveOne currently believe that the Direct Listing is in the best interests of LiveOne’s and the Company’s shareholders by providing the greatest value to them as a result of the Direct Listing for the reasons stated above.

The Company has also revised the disclosure on page 16 of Amendment No. 1 accordingly.

If I sell my shares of LiveOne common stock on or before the Distribution Date..., page 18

5.	We note your disclosure that if an investor holds shares of LiveOne common stock on the Record Date and decides to sell those shares on or before the Distribution Date, such investor “may lose” their entitlement to receive a pro rate portion of your common stock in the Distribution. Prominently disclose, if true, that if a holder of LiveOne common stock as of the Record Date sells their common stock before the Distribution Date, such holder will not receive the special dividend, or explain the reason for the uncertainty.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 18 of Amendment No. 1 to clarify that if a holder of LiveOne common stock as of the Record Date sells their common stock before the Distribution Date, such holder will not receive the special dividend.

What are the U.S. federal income tax consequences to me of the Distribution?, page 18

6.	We note your disclosure that no gain or loss should be recognized by, or be includible in the income of, U.S. Holders as a result of the Distribution. Therefore, please provide a tax opinion covering the material federal tax consequences of the Distribution to the holders of LiveOne’s common stock and revise your disclosure accordingly. Refer to Item 601(b)(8) of Regulation S-K and, for guidance, Section III.A.2 of Staff Legal Bulletin No. 19.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 18 of and throughout Amendment No. 1 to clarify that the Distribution will not be determined to qualify for non-recognition of gain and loss, and therefore, U.S. Holders will be subject to tax. Accordingly, we note that Item 601(b)(8) of Regulation S-K and Section III.A.2 of Staff Legal Bulletin No. 19 do not require the Company to provide a tax opinion under such circumstances.

How will our common stock trade?, page 19

7.	Your disclosure here indicates that trading in your common stock may begin on a “when- issued” basis as early as two trading days prior to the Distribution Date. However, the disclosure on the cover page suggests that the distribution will occur concurrently with the direct listing. Please revise here and on the cover page to clearly explain the precise order and mechanics of the events that will occur to effect the contemplated transactions.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and throughout Amendment No. 1 to clarify that trading in the Common Stock may begin on a “when-issued” basis as early as two trading days prior to the Record Date for the Distribution and will continue up to and including the Distribution Date, as well as provided an explanation of the precise order and mechanics of the events that will occur to effect the contemplated transactions. The Company has further revised Amendment No. 1 to state that at such time that Nasdaq approves the Company’s common stock to be listed on The Nasdaq Capital Market, the Company will seek clarification from Nasdaq if trading in the Company’s common stock will begin on a “when-issued” basis, and that the Company will announce if “when-issued” trading will begin and its “when-issued” trading symbol when and if it becomes available.

Summary Consolidated Financial and Operating Information Consolidated Statements of Operations Information, page 20

8.	Revise to present pro forma net income (loss) per share information only for the year ended March 31, 2022 and for the six months ended September 30, 2022. Refer to Article 11-02(c)(2) of Regulation S-X.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 21 of Amendment No. 1 accordingly to present pro forma net income (loss) per share information only for the year ended March 31, 2022 and for the nine months ended December 31, 2022.

Consolidated Balance Sheet Information, page 22

9.	In the pro forma balance sheet data you give effect to the Bridge Notes conversion into common stock. However, we note the Optional Redemption feature described on page F- 38, where certain note holders may require the company to redeem a portion of such holder’s notes. Revise to discuss the terms of this feature and quantify the potential impact this may have on the various pro forma financial statement line items if the holders do redeem.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 22 of Amendment No. 1 accordingly.

10.	You also give effect to the cancellation of the derivatives associated with the Bridge Notes. Please revise to describe the nature of the “derivatives”, which appear to be both the warrant liability and the embedded derivative related to the redemption option, and explain why they are “cancelled”. As it appears the related warrants will remain outstanding, clarify how the warrants are reflected in the pro forma information.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 23 of Amendment No. 1 accordingly and to reflect the conversion of the redemption derivative liability only while the warrant derivative liability will remain outstanding.

11.	Please revise to clarify the adjustment to cancel the 127,984,230 shares of common stock and how the amount was derived.

The Company respectfully acknowledges the Staff’s comment and has clarified accordingly in the notes to the Summary Unaudited Pro Forma Condensed Consolidated Financial and Operating Data on page 22 of Amendment No. 1, that the pro forma number of shares outstanding accounts for the cancellation of 127,984,230 shares of the Company’s common stock, and that the amount was derived as follows. Prior to the cancellation of such shares, the Company had 147,984,230 shares issued and outstanding reflecting the number of shares that LiveXLive PodcastOne, Inc., a wholly owned subsidiary of LiveOne, Inc., originally acquired from the stockholders of the Company in July 2020. In order to streamline and fix its capital table, the Company’s board of directors approved for 127,984,230 shares of the Company’s common stock to be cancelled such that the Company would have 20,000,000 shares of its common stock outstanding prior to giving effect to the Direct Listing and the various transactions contemplated in connection therewith.

Non-GAAP Financial Measures, page 22

12.	You disclose that contribution margin is reconciled to revenue, the most comparable GAAP financial measure. Please revise to indicate that gross profit is the most comparable GAAP measure to contribution margin.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 24 of Amendment No. 1 accordingly.

Risk Factors, page 23

13.	We note the Ninth Circuit Court of Appeals decision in Pirani v. Slack Technologies, Inc., No. 20-16419 (9th Cir. 2021) addressing whether a plaintiff is required to trace their purchase of shares to the shares registered pursuant to the registration statement in a direct listing. Please tell us what consideration you have given to including a risk factor discussing the differences a tracing requirement could pose to securities liability challenges brought under Section 11 for a direct listing versus a traditional IPO and the impact that it would have on the company and potential investors.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 61 of Amendment No. 1 to add a corresponding risk factor.

For the years ended March 31, 2022 and 2021, our management concluded that our disclosure controls and procedures..., page 44

14.	We note these disclosures appear to be consistent with those in the LiveOne, Inc. Form 10-K filed June 29, 2022. We also note that you refer to Item 9A; however, there is no such item in the Form S-1. Please clarify whether the material weaknesses disclosed are specific to the company. In this regard, in one material weakness listed, reference is made to controls relating to revenue and inventory of “[y]our recently acquired subsidiary”, but it does not appear that the company has a recently acquired subsidiary. Revise to clarify whether and how the material weaknesses listed relate to the company and include any other material weaknesses noted in the preparation of the company’s financial statements.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 46 of Amendment No. 1 accordingly, including to clarify that the material weaknesses disclosed are specific to the Company.

15.	Please revise to disclose the remediation plan with respect to the material weaknesses, how long you estimate it will take to complete your plan and any associated material costs that you have incurred or expect to incur.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 47 of Amendment No. 1 accordingly.

Risks Related to the Spin-Out

The Distribution could result in significant tax liability to LiveOne and its stockholders, page 57

16.	We note the Distribution will not be determined to qualify for non-recognition of gain and loss, and therefore, U.S. Holders will be subject to tax. We also note your disclosure on page 18 that no gain or loss should be recognized by U.S. Holders as a result of the Distribution. Please revise to address this inconsistency.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 18 of Amendment No. 1 to clarify that the Distribution will be determined not to qualify for non-recognition of gain and loss, and therefore, U.S. Holders will be subject to tax.

Risks Related to the Ownership of Our Common Stock

Our listing differs significantly from an underwritten initial public offering, page 59

17.	You state here your intentions to host an investor day on September 14, 2021, and that you are engaging in certain other investor education meetings. This disclosure appears to have been inadvertently added. With a view toward revised disclosure, please tell us whether Courtside Group will host an investor day or will engage in any similar meetings with potential investors. Please also revise to ensure the disclosure in the registration statement is specific to the facts and circumstances of Courtside Group.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 62 of Amendment No. 1 accordingly to accurately reflect that the Company intends to have an investor day.

18.	If you do not intend to host an investor day, please address the potential impact on the demand of your common stock through appropriate risk factor disclosure.

The Company respectfully acknowledges the Staff’s comment and has revised the risk factor on page 66 of Amendment No. 1 to address the related risks accordingly.

The trading price of our common stock...may have little or no relationship to the historical sales prices of our capital stock in private..., page 62

19.	You disclose here that there has been limited trading of your capital stock historically in private transactions. Elsewhere in the registration statement, you disclose that there have not been any private transactions of your common stock in the recent past and that your common stock does not have a history of trading. Please revise to reconcile this conflicting information.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in Amendment No. 1 to clarify that other than the sale of the Bridge Notes, there have not been any private transactions of the Company’s common stock in the recent past and that its common stock does not have a history of trading.

As a smaller reporting company, we are subject to scaled disclosure requirements..., page 67

20.	We note that this risk factor appears to be the same as the one in the LiveOne Form 10-K. Please revise to provide disclosures specific to the company.

The Company respectfully acknowledges the Staff’s comment and has revised the respective risk factor on page 69 of Amendment No. 1 accordingly to reflect the disclosures specific to the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Key Business Metric, page 80

21.	We note your disclosure that you review a number of operating and financial metrics to evaluate your business, measure your performance, identify trends affecting your business, formulate business plans, and make strategic decisions. Tell us your consideration for disclosing the number of impressions sold in each period, monthly unique listeners, monthly average listeners and/or any other measures used to evaluate your business and measure performance, in addition to Number of Podcast Downloads disclosed, that would provide a better understanding of the company’s results. Refer to SEC Release No. 33-10751.

The Company respectfully acknowledges the Staff’s comment. Understanding the volume around the consumption of content is important to management and investors because this is the metric that is monetized and most closely correlates with revenue levels and/or growth. The most important metric is the number of total monthly downloads. However, the media industry (especially podcasting) has many ways to measure and buy media. The Company’s reporting is based on Internet Advertising Bureau (“IAB”) compliant (3rd party, industry standard) listener numbers. These numbers can be reported on an episodic level, annual and anything in between. The Company can look at a single show or at how many times the program has been consumed on a time specific period. Listener consumption of a newly released episode as well as consumption of older content consumed in the current time range can be measured as well. Other than downloads, these are all typical metrics in digital media specific to the podcasting industry and measured by policies set in place by the IAB. The Company also works with many independent attribution companies and ad insertion companies like AdsWizz to forecast revenues based on consumption and sell the Company’s rates.

Liquidity and Capital Resources, page 87

22.	Please revise to state whether as of the most recent balance sheet date, your existing cash will be sufficient to fund your operations for the next 12 months. To the extent it will not, disclose how long you will be able to continue to fund your operations using current available cash resources. Refer to FRC 501.03(a) and Section IV of SEC Release 33- 8350.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 92 of Amendment No. 1 accordingly.

23.	Revise to disclose the Bridge Note, the pertinent terms, including the conversion feature and the Optional Redemption, as disclosed on page F-38. Further, discuss the Early Redemption terms as noted on page 121, clearly indicating each of the dates when you will be required to redeem $1,000,000 of the Bridge Notes if you have not consummated the Direct Listing or an initial public offering.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Liquidity and Capital Resources subsection and on pages F-40 and F-41 of Amendment No. 1 accordingly.

24.	Revise to disclose the parent company debt, the amount currently outstanding, the related covenant regarding judgments entered against LiveOne, Inc. and the lender’s related option to immediately accelerate the debt and require repayment, similar to the disclosures on page F-17.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Liquidity and Capital Resources subsection and on page F-18 of Amendment No. 1 accordingly.

Legal proceedings, page 102

25.	Regarding the SoundExchange, Inc. (“SX”) complaint, you disclose that LiveOne believes it has reserved for the amounts due to SX in LiveOnes’s financial statements included in “this Quarterly Report”. Please revise as LiveOne’s financial statements are not included in this prospectus.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 108 of Amendment No. 1 accordingly.

Certain Relationships And Related Party Transactions Various Agreements Entered into with LiveOne Issuance of Bridge Notes and Bridge Warrants, page 119

26.	We note that LiveOne agreed not to effect the Direct Listing or an initial public offering unless your post-money valuation at the time of such event is at least $150 million. Please describe the valuation method or model that will be used to calculate the valuation. Additionally, please include risk factor disclosure addressing the risks if such valuation is not achieved.

 The Company respectfully acknowledges the Staff’s comment. ValueScope, Inc., an independent third party valuation company, has performed an analysis and issued a valuation report, dated February 20, 2023 (the “Report”) using the standard of fair market value, as defined by Section 20.2031-1(b) of the Estate Tax Regulations and Revenue Ruling 59-60, 1959-1 C.B. 237, as the price at which the property would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, both parties having reasonable knowledge of relevant facts.

As discussed below, ValueScope’s methodology included three conceptually distinct methodologies that can be applied to estimate indications of value of a business or asset: (a) the income approach, (b) the market approach, and (c) the cost approach. The Company also revised the disclosure on page 124 of Amendment No. 1 to describe the valuation method that was used by the third party valuation firm to calculate the Company’s valuation.

Income Approach

The income approach quantifies the present value of anticipated future income generated by a business or an asset. Forecasts of future income require analyses of variables that influence income, such as revenues, expenses, and taxes. One form of the income approach, the discounted cash flow (DCF) method, defines future economic income as net cash flow and considers not only the profit-generating abilities of a business but also the investment in capital equipment and working capital required to sustain the projected net cash flow. The forecasted net cash flow is then discounted to present value using an appropriate rate of return or discount rate. The income approach is unique in its ability to account for the specific contribution to the overall value of various factors of production.

Market Approach

The market approach considers the implied pricing in third-party transactions of comparable businesses or assets. Transactions are analyzed to identify pricing patterns or trends that can be used to infer value on the subject business or asset. Adjustments are made to the transaction data to account for relative differences between the subject and the comparable transactions. The primary strength of the market approach is that it offers relatively objective pricing evidence from the market at large and, aside from certain adjustments to the transaction data, requires few assumptions to be made. The market approach is most applicable to highly homogeneous assets or businesses for which a ready market exists.

Cost Approach

The cost approach considers replacement cost as the primary indicator of value. The cost approach is based on the reasoning that a prudent investor would not pay more for the subject business or an asset than the cost to the investor to replace or re-create it. Historical cost data is often used to indicate the current cost of replacement or re-creation, with certain adjustments made for physical deterioration or obsolescence. Like the market approach, the cost approach makes fewer assumptions than the income approach, but the primary limitation inherent in the cost approach is its inability to capture the value of many categories of intangible assets.

In the valuation of the Company, ValueScope considered all three approaches to value. Under the income approach, the DCF method was utilized. Under the market approach ValueScope utilized the guideline public company method and the transaction method. The cost approach for the valuation of the Company was considered and rejected because this approach tends to misstate the fundamental economic value of an ongoing business enterprise.

The Report was performed by ValueScope to establish the fair market value of the Company as of December 31, 2022. Based on ValueScope’s procedures and analysis in the Report, the fair market value of the Company’s equity, on a controlling, marketable interest basis, was stated as in the range of $229,800,000 to $273,700,000.

As a result of such valuation, the Company respectfully does not believe a risk factor disclosure is warranted.

27.	We note that if you have not effectuated the Direct Listing or an initial public offering by the seven-, eight-, or nine-month anniversary of July 15, 2022, that you will be required to redeem $1,000,000 of the then outstanding Bridge Notes up to an aggregate of redemption of $3,000,000 over the course of such three months. Given the significance of such financial covenants, please provide prominent disclosure regarding the conditions of your Bridge Notes at the forefront of your filing. Additionally, please include risk factor disclosure addressing the risks if you are unable to consummate the Direct Listing by the seven-, eight-, or nine-month anniversary.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page and page F-40 of Amendment No. 1 accordingly. In addition, the Company had added a risk factor on page 61 related to such redemption obligations.

28.	We note that in connection with the closing of the Bridge Financing, you and the Bridge Investors and your officers and directors entered into lock-up agreements. Please disclose the exceptions to your lock-up agreements. Additionally, please file as exhibits the lock- up agreements mentioned in this section.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 126 of Amendment No. 1 to disclose respective exceptions and will file (i) a form of the lock-up agreement with the directors and officers; and (ii) a form of the lock-up agreement with the Bridge Investors in Amendment No. 1.

Principal and Registered Stockholders, page 124

29.	With a view toward revised disclosure, please tell us the basis for your assertion that Courtside Group is “not party to any arrangement with any Registered Stockholder or any broker-dealer with respect to sales of shares of our common stock by the Registered Stockholders.” In this regard, we note the various agreements entered into with LiveOne and the planned distribution of the special dividend.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 130 and 142 of Amendment No. 1 accordingly.

Sale Price History of Our Capital Stock, page 137

30.	We note your assertion that recent sale price history of your common stock “has little or no relation to broader market demand” for your common stock or to the opening public price. You also caution potential investors not to place undue reliance on any of your historical private sales prices. Please revise this information to reflect that there is no sale price history for your common stock and accordingly sale price history or historical private sales will not be a factor affecting the Current Reference Price to be determined by the Nasdaq. Please also address how the lack of any history of trading in private purchases differs from other recent direct listings and explain how this may impact price discovery.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 141 of Amendment No. 1 accordingly to further explain the private placement offering that occurred in July 2022 and how the lack of any history of trading in private purchases differs from other recent direct listings and how it may negatively affect the stock price.

Plan of Distribution, page 141

31.	Revise to disclose how Joseph Gunnar will determine whether to approve proceeding at the “Current Reference Price.” Similarly, disclose the methodology and process Joseph Gunnar will use to select price bands for purposes of applying the price validation test.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Plan of Distribution in Amendment No. 1 accordingly to disclose how the Financial Advisor (as defined in Amendment No. 1) will determine whether to approve proceeding at the “Current Reference Price.” The Company intends to name the Financial Advisor in a subsequent amendment to the Registration Statement.

32.	Given that the distribution of the special dividend and the direct listing will occur concurrently or in close proximity, please explain the interplay between the distribution of the special dividend and the Nasdaq price discovery process discussed in this section. Your disclosure should explain the precise order and mechanics of the events that will occur to effect the contemplated transactions.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure in the Plan of Distribution in Amendment No. 1 accordingly.

Consolidated Financial Statements

Note 1 - Organization and Basis of Presentation Basis of Presentation, page F-7

33.	Please revise to disclose that the results of operations and financial position of the company are consolidated with LiveOne’s financial statements and that these financial statements have been derived as if the company had operated on a standalone basis during the periods presented. Further, explain that amounts recorded for related party transactions with LiveOne may not be considered arm’s length with an unrelated third party and therefore, the financial statements may not necessarily reflect the results of operations, financial position and cash flows had the company engaged in such transactions with an unrelated third party during all periods presented. Lastly, state that accordingly, the company’s historical financial information is not necessarily indicative of what the results of operations, financial position and cash flows will be in the future, if and when the company contracts at arm’s length with unrelated third parties for services they receive from LiveOne.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-7 of Amendment No. 1 accordingly.

Note 2 - Summary of Significant Accounting Policies Revenue Recognition Policy, page F-8

34.	You refer to recognizing variable consideration over the related time period membership services are rendered. You also refer to paid premium membership services on page 79. Please tell us and revise your disclosures to describe the nature of these services, the terms of a membership and/or a “paid premium membership”, further explain how the related revenue is recognized, and the amount of revenue recognized for such services for each period presented.

The Company respectfully acknowledges the Staff’s comment. The Company erroneously included membership revenue inside its revenue footnote; however there is no membership revenue and has revised the disclosure on page F-8 of Amendment No. 1 accordingly to delete the reference to membership revenue.

35.	We note your disclosures regarding gross versus net revenue recognition. Please revise to clarify specifically which arrangements you report revenue on a gross basis and those you report revenue on a net basis, the pertinent terms considered in the determination, and how much revenue is generated from each type of reporting. Also, clarify what is meant by “gross” and “net” as it relates to the amounts generated from services provided to your customers. For example, if true, indicate that revenue is equal to the amounts received from your customers, gross of the revenue sharing expenses owed to the content creators.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-9 of Amendment No. 1 accordingly.

Stock-Based Compensation, page F-10

36.	You disclose stock-based compensation is allocated to the company from LiveOne based on the amount of stock-based compensation granted to employees of the company in the form of stock-based compensation of LiveOne. Please revise to include the disclosure requirements in ASC 718-10-50 as they relate to the LiveOne stock-based compensation granted to your employees.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-19 through F-20 of Amendment No. 1 accordingly.

Note 3 – Business Combinations, page F-14

37.	We note the consideration paid for the equity interests of the company included contingent consideration, which is reflected or pushed down to the company’s financial statements. Please tell us and revise to disclose whether the contingent consideration was the legal obligation of the company. To the extent it was not, please tell us how you considered the guidance in ASC 805-50-30-12.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-14 of Amendment No. 1 accordingly.

Note 8 – Related Party Transactions, page F-16

38.	You disclose the company was allocated expenses by LiveOne attributed to the overhead expenses incurred on behalf of the company. Please revise further to describe the nature of these costs, such as officer salaries, rent, and selling and general administrative expenses, etc. Also, include an explanation of the allocation method used and your assertion, if true, that the method was reasonable. Further, disclose, if practicable, your estimate of what the expenses would have been on a stand-alone basis, for each year presented, when such basis produced a materially different result. Refer to Staff Accounting Bulletin Topic 1.B.1.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-9 of Amendment No. 1 accordingly.

Condensed Consolidated Financial Statements Note 8 - PodcastOne Bridge Loan, page F-38

39.	Please revise to define “Qualified Financing or Qualified Event”.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-40 of Amendment No. 1 accordingly.

40.	Revise to disclose the Early Redemption terms as noted on page 121, clearly indicating each of the dates when you will be required to redeem $1,000,000 of the Bridge Notes if you have not consummated the Direct Listing or an initial public offering.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 126 of Amendment No. 1 accordingly.

Note 14 - Subsequent Events, page F-43

41.	Revise to disclose the date through which subsequent events have been evaluated and whether that date was the date of issuance or the date on which the financial statements were available to be used. Refer to ASC 855-10-50-1.

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-23 – F-24 of Amendment No. 1 accordingly.

Part II

Item 13. Other Expenses of Issuance and Distribution, page II-1

42.	Please tell us the methodology used to compute the registration fee for this registration statement.

The Company respectfully acknowledges the Staff’s comment and has filed an updated Filing Fee Table. Set forth below is the methodology used to compute the registration fee for this registration statement.

Amounts Registered

In Amendment No. 1, the number of Dividend Shares has been increased to 2,020,000 shares of the Company’s common stock. The 2,020,000 shares of the Company’s common stock (the “Dividend Shares”) are comprised of the following: (i) 2,000,000 shares representing dividend shares of the Company’s common stock being registered as a result of the proposed Distribution; and (ii) 20,000 shares of the Company’s common stock being registered as a result of the proposed Distribution to factor the rounding up of any additional Dividend Shares as part of the Dividend.

The 6,084,440 shares of the Company’s common stock (the “Bridge Shares”) are comprised of: (i) 3,138,273 shares of the Company’s common stock issuable upon conversion of the Bridge Notes, including the amount of accrued and unpaid interest calculated as of assumed date of March 10, 2023, if any, that is payable in shares of our common stock in connection with the conversion thereof, plus an indeterminable amount of accrued and unpaid interest, if any, that is payable in shares of the Company’s common stock in connection with the conversion thereof, and (ii) 2,946,167 shares of the Company’s common stock issuable upon the exercise of the Bridge Warrants, in each case, pursuant to a Subscription Agreement (the “Subscription Agreement”), dated July 15, 2022, between the Company and certain selling stockholders named in the registration statement, from time to time, upon the terms and subject to the satisfaction of the conditions set forth in the Subscription Agreement.

Lastly, the 167,833 shares of the Company’s common stock (the “Placement Agent Shares”) are issuable upon the exercise of placement agent warrants issued to Joseph Gunnar & Co., LLC as a selling stockholder named in the Registration Statement or its designees from time to time.

Proposed Maximum Offering Price

As there is no proposed maximum offering price per share of the Company’s common stock, the Company calculated the proposed maximum aggregate offering price relying by analogy to Rule 457(f)(2), which states, “If there is no market for the securities to be received by the registrant or cancelled in the exchange or transaction, the book value of such securities computed as of the latest practicable date prior to the date of filing the registration statement shall be used, unless the issuer of such securities is in bankruptcy or receivership, or has an accumulated capital deficit, in which case one-third of the principal amount, par value or stated value of such securities shall be used.” The book value that the Company used for this calculation is $0.08391 per share (the “Book Value”), based on the Company’s September 30, 2022 unaudited financials. In the updated Filing Fee Table, the Book Value was multiplied by the number of Dividend Shares, Bridge Shares and Placement Agent Shares resulting in the Proposed Maximum Aggregate Price of $169,498, $510,545 and $14,083, respectively.

Amount of Registration Fee

The aforementioned values were then multiplied by the fee rate of 0.0001102, resulting in a registration fee of $18.68, $56.26 and $1.55 respectively, for a total of $76.49. Deducting the total fee of $68.84 previously paid in the Registration Statement filed with the Commission on December 27, 2022, results in $7.65 owed by the Company to the Commission as the unpaid registration statement fee, which was paid by the Company in connection with the filing of Amendment No. 1.

General

43.	Please tell us how you considered the guidance in Rule 11-01(a)(7) of Regulation S-X in determining whether to provide pro forma financial information to reflect the operations and financial position of Courtside Group, Inc. as an autonomous entity, or revise to include such information.

The Company respectfully acknowledges the Staff’s comment. The Company believes that no pro forma adjustments are necessary to reflect the Company’s operations and financial position as an autonomous entity from LiveOne as the Company’s financial statements reflect all potential adjustments including an allocation of overhead expenses (please refer to Note 2 – Summary of Significant Accounting Policies and Note 14 – Subsequent Events of the Company’s consolidated financial statements included in Amendment No. 1).

44.	We note that you intend to enter into a Separation Agreement with LiveOne before the Spin-Out, and that the Separation Agreement will contain the principal actions to be taken in connection with the Spin-Out and will set forth the terms that will govern aspects of your relationship with LiveOne following the Spin-Out. Please confirm that you intend to file the Separation Agreement as an exhibit to this registration statement and update the disclosure in this registration statement to reflect the material terms of the agreement prior to effectiveness.

The Company respectfully acknowledges the Staff’s comment and on behalf of the Company, we hereby confirm that the Company intends to file the Separation Agreement in a subsequent amendment to the Registration Statement and will further update the disclosure in the Registration Statement to reflect any other material terms of the Separation Agreement that have not been previously disclosed.

* * *

We hope that the Staff will be able to accommodate the Company by responding to this response letter as soon as practicable. In the meantime, should members of the Staff have any questions or comments, or require any additional information regarding any of the responses or Amendment No. 1, please contact the undersigned at 212-335-0466 or sablovatskiy@foleyshechter.com or Jonathan Shechter, Esq. at 212-335-0465 or js@foleyshechter.com.

Sincerely,

FOLEY SHECHTER ABLOVATSKIY LLP

/s/ Sasha Ablovatskiy
Sasha Ablovatskiy, Esq.
For the Firm

Cc:	United States Securities and Exchange Commission
Josh Shainess, Legal Branch Chief

Courtside Group, Inc.
Kit Gray, President